UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

LITTELFUSE, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-20388	36-3795742
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6133 N River Road, Suite 500, Rosemont, IL		60018
(Address of principal executive offices)		(Zip Code)

Anne-Marie D'Angelo (773) 628-1000 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (“Form SD”) of Littelfuse, Inc. for the calendar year ended December 31, 2025 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13p-1 under the Exchange Act provides that a registrant must file this specialized disclosure report on Form SD if it manufactures or contracts to manufacture products for which certain “Conflict Minerals” (as defined below) are necessary to the functionality or production of such products. Conflict Minerals are defined as (i) cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten, or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

As required for products that contain the Conflict Minerals, Littelfuse, Inc. conducted in good faith a reasonable country of origin inquiry that it believes was reasonably designed to determine whether any of the necessary Conflict Minerals contained in its products manufactured in calendar year 2025 originated in the Covered Countries. The Conflict Minerals Report, which describes this inquiry and other information, is provided as an exhibit to this report and is also publicly available on the Littelfuse website at https://investor.littelfuse.com/governance/governance-documents/.

Item 1.02 Exhibit
The Conflict Minerals Report is attached as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	Littelfuse, Inc. Conflict Minerals Report for the Calendar Year Ended December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LITTELFUSE, INC.

By:	/s/ Anne-Marie D'Angelo
Anne-Marie D'Angelo
Senior Vice President, Chief Legal Officer and Corporate Secretary

Date: May 28, 2026

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